UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

US LEC Corp.

(Exact name of registrant as specified in its charter)

Delaware	56-2065535
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina	28211
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

General

The authorized capital stock of US LEC Corp. (the “Company”) consists of: (i) 122,924,728 shares of Class A Common Stock, $.01 par value per share (the “Common Stock”) and (ii) 10,000,000 shares of preferred stock, $.01 par value per share (the “Preferred Stock”).

The following summary of certain provisions of the Company’s Restated Certificate of Incorporation, as amended (the “Certificate”), and Bylaws does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Certificate and Bylaws of the Company, copies of which have been or will be filed with the Securities and Exchange Commission.

Common Stock

The shares of Common Stock are entitled to vote on all matters which come before the stockholders, voting together as a single class on all matters, except as described below and as otherwise required by law. Each share of Common Stock has one vote per share on all matters on which holders of Common Stock are entitled to vote.

The Certificate provides that the Board of Directors shall have two classes of directors: (i) the holders of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) are entitled to elect two directors as long as they own at least 30% of the Common Stock underlying their shares of Series A Preferred Stock and (ii) the holders of shares of Common Stock are entitled to elect the remaining directors on our Board of Directors. The Series A Preferred Stock directors are elected solely by majority vote of the holders of Series A Preferred Stock voting as a separate class. The remaining directors are elected by holders of all shares of the Company’s Common Stock, voting as a single class, with the holders of the Series A Preferred Stock voting on an “as if converted” basis. Any director (other than a Series A Preferred Stock director) may be removed, with or without cause (except as otherwise provided by law), by the vote of a majority of all votes entitled to be cast in the election of directors.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to the preferential dividend rights of any outstanding shares of Preferred Stock. Upon the liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription or redemption rights. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Preferred Stock

Under the terms of the Certificate, the Board of Directors of the Company is authorized to issue shares of Preferred Stock in one or more series without stockholder approval, subject to any limitations prescribed by law. Each series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation privileges, as shall be determined by the Board of Directors. The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with raising capital, possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. Other than shares of Series A Preferred Stock, no shares of Preferred Stock have been issued, and there are no agreements or undertakings relating to the issuance of shares of Preferred Stock.

Series A Preferred Stock

On April 11, 2000, the Company issued 200,000 shares of Series A Preferred Stock to affiliates of Bain Capital, Inc. and Thomas H. Lee Partners LP. The Series A Preferred Stock earns dividends on a cumulative basis at an annual rate of 6%, payable quarterly in shares of Series A Preferred Stock for three years, and at US LEC’s option, in cash or shares of Series A Preferred Stock over the next seven years. In addition, the Series A Preferred Stock participates on a pro rata basis in the dividends payable to common shareholders. In the event of any liquidation, dissolution or other winding up of the affairs of the Company, the holders of Series A Preferred Stock are entitled to be paid in preference to any distribution to holders of junior securities, an amount in cash equal to $1,000 per share plus all accrued and unpaid dividends on such shares. The holders of the shares of Series A Preferred Stock may convert all or a portion of their shares into shares of Common Stock at an initial conversion price of $35.00 which is subject to adjustment pursuant to the anti-dilution provisions of the Series A Preferred Stock. The holders of the Series A Preferred Stock may also convert all or a portion of their shares into Common Stock at the then effective conversion price prior to April 11, 2010 in the event of a change in control or an acquisition event. Each holder of the Series A Preferred Stock may redeem all or a portion of their Series A Preferred Stock at a price equal to 101% of $1,000 per share plus all accrued dividends on such shares after the occurrence of a change in control and for a period of 60 days following such event. The Company may redeem all of the outstanding shares of Series A Preferred Stock, at a price equal to $1,000 per share plus all accrued and unpaid dividends on such shares, only if the market price of a share of Common Stock for 30 consecutive trading days during the 90 day period immediately preceding the date of the notice of redemption is at least 150% of the then effective conversion price and the market price of a share of Common Stock on the redemption date is also at least 150% of the then effective conversion price. All outstanding shares of the Series A Preferred Stock are subject to mandatory redemption on April 11, 2010.

Under the terms of the Series A Preferred Stock, as long as there are at least 200,000 shares outstanding, the Company is prohibited from engaging in certain transactions without the consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock. The transactions include (i) amending the Certificate or Bylaws in any manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock, (ii) authorizing or issuing additional Senior Securities (as defined) or Parity Securities (as defined), (iii) issuing any convertible or redeemable stock or securities other than those that would, in the opinion of the Company’s counsel, be treated as common stock for federal income tax purposes, (iv) issuing any convertible debt securities, (v) declaring or paying any dividends or making other distributions on Junior Securities (as defined), (vi) redeeming or purchasing any shares of the Company’s capital stock unless the redemption or purchase would not, in the opinion of the Company’s counsel, be treated as the receipt of cash or property for purposes of Section 305(b)(3) of the Internal Revenue Code of 1986, as amended, or (vii) redeeming, purchasing or otherwise acquiring for value any shares of the Series A Preferred Stock except in accordance with the redemption provisions of the Series A Preferred Stock.

Board of Directors

Under the terms of the Certificate and the Bylaws, the Board of Directors consists of at least three directors and no more than eleven directors.

Corporate Governance Agreement

The Company entered into a corporate governance agreement in April 2000 with the holders of the Series A Preferred Stock that provides them with approval rights pertaining to certain significant corporate transactions. For example, the corporate governance agreement provides that the Company must obtain the consent of the Series A Preferred Stock directors to, among other things, (i) increase the size of the board of directors to more than 11 directors, (ii) amend or otherwise modify the Certificate or Bylaws in a manner that would adversely affect the Series A Preferred Stock, (iii) subject to certain exceptions, incur more than $200 million of indebtedness, (vi) declare or pay any dividends on the Common Stock, (v) redeem or purchase any shares of Common Stock, (vi) enter into certain affiliate transactions, (vii) terminate the employment of or hire a replacement for Aaron D. Cowell, Jr. or Michael K. Robinson, or (viii) enter into or become the subject of any merger, consolidation or sale or transfer of all or substantially all of the Company’s assets. These rights terminate once the holders of the Series A Preferred Stock cease to own more than certain prescribed amounts of the Series A Preferred Stock or the Common Stock underlying the Series A Preferred Stock, and the right to approve the types of transactions described in clause (viii) terminates in any event in April 2004.

Certain Charter and Statutory Provisions

Article VIII of the Certificate provides that the Company shall indemnify all directors and officers to the full extent permitted by the General Corporation Law of the State of Delaware (the “Delaware Law”), or any other applicable laws as now or hereafter in effect. In addition, the Certificate authorizes the Company to enter into one or more agreements with any person which provide for indemnification greater or different than that provided in its Certificate.

Section 145 of the Delaware Law permits a corporation to indemnify its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding, whether criminal or civil, brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.

In addition, Section 102 of the Delaware Law provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of directors for monetary damages for breach of fiduciary duty, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith that involve intentional misconduct or a knowing violation of the law; (iii) for conduct leading to unlawful distributions by the corporation; or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate includes such a provision. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholder’s derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief (such as an injunction or rescission) in the event of a breach of a director’s duty of care.

The Company is also subject to the provisions of Section 203 of the Delaware Law. In general, this provision prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans), or (iii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. For the purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, as well as any transaction that has the effect of increasing the interested stockholder’s proportionate share ownership in the corporation. An “interested stockholder” is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) together with affiliates and associates owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock.

Section 203, however, expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation. It further provides that its provisions shall not apply if the corporation does not have a class of voting stock that (i) is listed on a national securities exchange, (ii) authorized for quotation on the Nasdaq National Market or (iii) held of record by more than 2,000 stockholders (unless any of the foregoing results from a transaction in which a person becomes an interested stockholder). Richard T. Aab and Tansukh V. Ganatra, the Company’s co-founders and their affiliates, became interested stockholders when such exemption from the provisions of Section 203 applied to the Company. Accordingly, future transactions between the Company and such persons and their affiliates will not be subject to the requirements of Section 203.

Listing

The Common Stock is listed on the Nasdaq National Market under the symbol “CLEC.”

Item 2. Exhibits

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of US LEC Corp. (1)
3.2	Certificate of Designation Relating to Series A Convertible Preferred Stock (2)
3.3	Certificate of Amendment of Certificate of Designation (3)
3.4	Certificate of Retirement and Prohibition of Reissuance of Class B Common Stock of US LEC Corp.
3.5	Certificate of Amendment of Restated Certificate of Incorporation of US LEC Corp.
3.6	Second Restated Bylaws of US LEC Corp.(4)
4.1	Form of Class A common stock certificate.(5)
4.2	Corporate Governance Agreement, dated April 11, 2000.(6)

(1)	Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1 (File No. 333-46341) filed February 13, 1998)(the Form S-1”).
(2)	Incorporated by reference to Exhibit 4.5 to Form 8-K filed on May 12, 2000.
(3)	Incorporated by reference to Exhibit 3.4 to Form 10-K filed on March 29, 2002.
(4)	Incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for the fiscal year ended December 31, 2002.
(5)	Incorporated by reference to Exhibit 3.2 to the Form S-1.
(6)	Incorporated by reference to Exhibit 4.3 to Form 8-K filed May 12, 2000.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

US LEC Corp.

Date: January 16, 2004	By:	/s/ MICHAEL K. ROBINSON

Michael K. Robinson, Executive Vice President of Finance and Chief Financial Officer